UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2015 (Unaudited) (FROM APRIL 1, 2015 TO DECEMBER 31, 2015) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2015 (Unaudited)

(FROM APRIL 1, 2015 TO DECEMBER 31, 2015)

CONSOLIDATED

Released on February 12, 2016

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2015 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the nine months ended December 31
	2014	2015
Net sales	¥753,766	¥895,353
Operating income	80,727	93,990
Income before income taxes	81,309	94,357
Net income attributable to Nidec Corporation	¥58,031	¥70,928
Per share data:
Net income attributable to Nidec Corporation
Earnings per share – basic	¥209.27	¥238.91
Earnings per share – diluted	¥196.36	¥237.75

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the nine months ended December 31
	2014	2015

Consolidated net income	¥59,870	¥71,903
Other comprehensive income (loss), net of tax	88,480	(16,801)
Total comprehensive income (loss)	148,350	55,102
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,738)	(595)
Comprehensive income (loss) attributable to Nidec Corporation	¥145,612	¥54,507

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2015
	March 31	December 31
Current assets	¥729,015	¥815,107
Investments	23,683	20,664
Property, plant, equipment and others	604,642	624,202
Total assets	1,357,340	1,459,973

Current liabilities	362,948	456,423
Long-term liabilities	241,293	197,817
Total liabilities	604,241	654,240
Total Nidec Corporation shareholders’ equity	744,972	797,139
Noncontrolling interests	8,127	8,594
Total liabilities and equity	¥1,357,340	¥1,459,973

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the nine months ended December 31
	2014	2015
Net cash provided by operating activities	¥56,082	¥113,438
Net cash used in investing activities	(40,334)	(79,291)
Net cash (used in) provided by financing activities	(11,510)	27,773
Effect of exchange rate changes on cash and cash equivalents	36,589	(6,891)
Net increase in cash and cash equivalents	40,827	55,029
Cash and cash equivalents at beginning of period	247,740	269,902
Cash and cash equivalents at end of period	¥288,567	¥324,931

* Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect the valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (Currently, Nidec GPM GmbH) in the fiscal year ended March 31, 2015. Nidec completed its valuation of such assets and liabilities of Nidec GPM GmbH during the three months ended September 30, 2015. The effect of the adjustments for each consolidated financial statement is disclosed in note 3 of our unaudited consolidated interim financial statements included elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2015 Compared to Nine Months Ended December 31, 2014 (Unaudited)

Net Sales

	(Yen in millions) For the nine months ended December 31
	2014	2015	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥148,737	¥162,454	¥13,717	9.2
Other small precision motors	146,346	189,623	43,277	29.6
Sub-total	295,083	352,077	56,994	19.3
Automotive, appliance, commercial and industrial products	333,270	411,031	77,761	23.3
Machinery	71,133	79,138	8,005	11.3
Electronic and optical components	49,204	49,264	60	0.1
Others	5,076	3,843	(1,233)	(24.3)
Consolidated total	¥753,766	¥895,353	¥141,587	18.8

Our net sales increased ¥141,587 million, or 18.8%, from ¥753,766 million for the nine months ended December 31, 2014 to ¥895,353 million for the nine months ended December 31, 2015. This increase was mainly due to the positive effect of the foreign currency exchange rate fluctuations and the net sales at newly consolidated subsidiaries (the “Newly Consolidated Subsidiaries”), which consist of:

•

Nidec GPM GmbH and its subsidiaries, a German manufacturer of oil pumps and modules for passenger cars and commercial vehicles, which we acquired in February 2015.

Excluding the impact of the Newly Consolidated Subsidiaries, our net sales increased ¥104,216 million, or 13.8%, from ¥753,766 million for the nine months ended December 31, 2014 to ¥857,982 million for the nine months ended December 31, 2015.

The average exchange rate between the Japanese yen and the U.S. dollar for the nine months ended December 31, 2015 was ¥121.70 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 14%, compared to the nine months ended December 31, 2014. The average exchange rate between the Japanese yen and the Euro for the nine months ended December 31, 2015 was ¥134.36 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 4%, compared to the nine months ended December 31, 2014. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥73,400 million and a positive effect on our operating income of approximately ¥11,300 million for the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014.

(Small precision motors)

Net sales of small precision motors increased ¥56,994 million, or 19.3%, from ¥295,083 million for the nine months ended December 31, 2014 to ¥352,077 million for the nine months ended December 31, 2015. The fluctuations of the foreign currency exchange rates had a positive effect on our sales of small precision motors of approximately ¥39,400 million for the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥13,717 million, or 9.2%, from ¥148,737 million for the nine months ended December 31, 2014 to ¥162,454 million for the nine months ended December 31, 2015. If the effect of the foreign currency fluctuation was excluded, net sales of hard disk drives spindle motors were actually decreased, resulted from approximately 7% decrease in the number of units sold for the nine months ended December 31, 2015, compared to the nine months ended December 31, 2014. The decline in unit sales reflects the continuing decline of the hard disk drive market.

Net sales of hard disk drives spindle motors accounted for 19.7% of total net sales for the nine months ended December 31, 2014 and 18.1% of total net sales for the nine months ended December 31, 2015.

Other small precision motors

Net sales of other small precision motors increased ¥43,277 million, or 29.6%, from ¥146,346 million for the nine months ended December 31, 2014 to ¥189,623 million for the nine months ended December 31, 2015. This increase was mainly due to increases in sales of fan motors and other small motors.

Net sales of other small precision motors accounted for 19.4% of total net sales for the nine months ended December 31, 2014 and 21.2% of total net sales for the nine months ended December 31, 2015.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥77,761 million, or 23.3%, from ¥333,270 million for the nine months ended December 31, 2014 to ¥411,031 million for the nine months ended December 31, 2015.

Net sales of appliance, commercial and industrial products for the nine months ended December 31, 2015 increased 8.9% compared to the nine months ended December 31, 2014. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the nine months ended December 31, 2015 increased 42.8% compared to the nine months ended December 31, 2014 primarily due to the contribution of the Newly Consolidated Subsidiaries as well as the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems at the Nidec Elesys group.

Net sales of automotive, appliance, commercial and industrial products accounted for 44.3% of our total net sales for the nine months ended December 31, 2014 and 45.9% of total net sales for the nine months ended December 31, 2015.

(Machinery)

Net sales of our machinery increased ¥8,005 million, or 11.3%, from ¥71,133 million for the nine months ended December 31, 2014 to ¥79,138 million for the nine months ended December 31, 2015. This increase in net sales for the nine months ended December 31, 2015 was mainly due to the increase in sales of LCD panel handling robots at the Nidec Sankyo group.

Net sales of machinery accounted for 9.4% of our total net sales for the nine months ended December 31, 2014 and 8.8% of total net sales for the nine months ended December 31, 2015.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥60 million, or 0.1%, from ¥49,204 million for the nine months ended December 31, 2014 to ¥49,264 million for the nine months ended December 31, 2015.

Net sales of electronic and optical components accounted for 6.5% of our total net sales for the nine months ended December 31, 2014 and 5.6% of total net sales for the nine months ended December 31, 2015.

(Others)

Net sales of our other products decreased ¥1,233 million, or 24.3%, from ¥5,076 million for the nine months ended December 31, 2014 to ¥3,843 million for the nine months ended December 31, 2015.

Net sales of other products accounted for 0.7% of total net sales for the nine months ended December 31, 2014 and 0.4% of total net sales for the nine months ended December 31, 2015.

Cost of Products Sold

Our cost of products sold increased ¥115,170 million, or 20.0%, from ¥575,745 million for the nine months ended December 31, 2014 to ¥690,915 million for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥83,534 million, or 14.5%, from ¥575,745 million for the nine months ended December 31, 2014 to ¥659,279 million for the nine months ended December 31, 2015. This increase was mainly due to the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold increased from 76.4% for the nine months ended December 31, 2014 to 77.2% for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.4% for the nine months ended December 31, 2014 to 76.8% for the nine months ended December 31, 2015.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥7,036 million, or 11.0%, from ¥63,705 million for the nine months ended December 31, 2014 to ¥70,741 million for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥4,876 million, or 7.7%, from ¥63,705 million for the nine months ended December 31, 2014 to ¥68,581 million for the nine months ended December 31, 2015. This increase was mainly due to the depreciation of the Japanese yen against other currencies and higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.4% for the nine months ended December 31, 2014 to 7.9% for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.4% for the nine months ended December 31, 2014 to 8.0% for the nine months ended December 31, 2015.

Research and Development Expenses

Our research and development expenses increased ¥6,118 million, or 18.2%, from ¥33,589 million for the nine months ended December 31, 2014 to ¥39,707 million for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥5,063 million, or 15.1%, from ¥33,589 million for the nine months ended December 31, 2014 to ¥38,652 million for the nine months ended December 31, 2015. This increase was mainly due to our increased spending in research and development activities relating to products in the small precision motors category and automotive, appliance, commercial and industrial products category.

As a percentage of net sales, our research and development expenses decreased from 4.5% for the nine months ended December 31, 2014 to 4.4% for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, both of our research and development expenses for the nine months ended December 31, 2014 and 2015 were 4.5%.

Operating Income

As a result of the foregoing, our operating income increased ¥13,263 million, or 16.4%, from ¥80,727 million for the nine months ended December 31, 2014 to ¥93,990 million for the nine months ended December 31, 2015.

As a percentage of net sales, our operating income decreased from 10.7% for the nine months ended December 31, 2014 to 10.5% for the nine months ended December 31, 2015.

Other Income (Expense)

Our other income decreased ¥215 million, or 36.9%, from ¥582 million for the nine months ended December 31, 2014 to ¥367 million for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our other income increased ¥71 million, or 12.2%, from ¥582 million for the nine months ended December 31, 2014 to ¥653 million for the nine months ended December 31, 2015. This increase was mainly due to an increase in gain from marketable securities, despite a decrease in foreign exchange gain.

Our foreign exchange gain decreased ¥571 million, or 22.1%, from ¥2,581 million for the nine months ended December 31, 2014 to ¥2,010 million for the nine months ended December 31, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange gain decreased ¥331 million from ¥2,581 million for the nine months ended December 31, 2014 to ¥2,250 million for the nine months ended December 31, 2015. This decrease was mainly due to the negative impact of the lower level of depreciation in the value of Japanese yen against the U.S. dollar and the lower level of appreciation in the value of the U.S. dollar against the Euro, despite the positive impact of the depreciation in the value of the Thai baht against the U.S. dollar.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, between the Japanese yen and the Euro and between the Japanese yen and the Thai baht as of the dates indicated:

Currency	March 31, 2014	December 31, 2014	Fluctuation from March 31, 2014 to December 31, 2014	March 31, 2015	December 31, 2015	Fluctuation from March 31, 2015 to December 31, 2015
U.S. dollar ($1.00)	¥102.92	¥120.55	¥17.63	¥120.17	¥120.61	¥0.44
Euro (€1.00)	¥141.65	¥146.54	¥4.89	¥130.32	¥131.77	¥1.45
Thai baht (฿1.00)	¥3.17	¥3.67	¥0.50	¥3.70	¥3.34	¥(0.36)

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥13,048 million, or 16.0%, from ¥81,309 million for the nine months ended December 31, 2014 to ¥94,357 million for the nine months ended December 31, 2015.

As a percentage of net sales, our income before income taxes decreased from 10.8% for the nine months ended December 31, 2014 to 10.5% for the nine months ended December 31, 2015.

Income Taxes

Our income taxes increased ¥993 million, or 4.6%, from ¥21,465 million for the nine months ended December 31, 2014 to ¥22,458 million for the nine months ended December 31, 2015. This increase was primarily due to an increase in income before income taxes, despite a decrease in the effective tax rate.

The effective income tax rate decreased approximately 2.6 percentage points from 26.4% for the nine months ended December 31, 2014 to 23.8% for the nine months ended December 31, 2015.

For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥22 million, or 84.6%, from ¥26 million for the nine months ended December 31, 2014 to ¥4 million for the nine months ended December 31, 2015.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥12,033 million, or 20.1%, from ¥59,870 million for the nine months ended December 31, 2014 to ¥71,903 million for the nine months ended December 31, 2015.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥864 million, or 47.0%, from ¥1,839 million for the nine months ended December 31, 2014 to ¥975 million for the nine months ended December 31, 2015. This decrease primarily resulted from the share exchange transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. Specifically, in October 2014, we made Nidec Copal Electronics Corporation and Nidec-Read Corporation wholly owned subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥12,897 million, or 22.2%, from ¥58,031 million for the nine months ended December 31, 2014 to ¥70,928 million for the nine months ended December 31, 2015.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 7.7% for the nine months ended December 31, 2014 to 7.9% for the nine months ended December 31, 2015.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting,” we have 9 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have changed our segment reporting so that it is in line with recent acquisition activity and changes in materiality. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the nine months ended December 31, 2014 and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America, Latin America, Japan and Asia, which primarily produce and sell automotive products. This segment also includes the Nidec GPM group which was newly consolidated since February 2015.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K), Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the nine months ended December 31, 2014 and 2015. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the nine months ended December 31, 2014 and 2015:

	Yen in millions
	For the nine months ended December 31
	2014	2015
Nidec Corporation
Net sales to external customers	¥21,420	¥23,265
Net sales to other operating segments	110,870	159,972
Sub total	132,290	183,237
Nidec Electronics (Thailand)
Net sales to external customers	53,329	67,689
Net sales to other operating segments	37,083	33,475
Sub total	90,412	101,164
Nidec Singapore
Net sales to external customers	48,124	54,735
Net sales to other operating segments	643	646
Sub total	48,767	55,381
Nidec (H.K.)
Net sales to external customers	60,715	90,367
Net sales to other operating segments	982	1,029
Sub total	61,697	91,396
Nidec Sankyo
Net sales to external customers	91,502	98,245
Net sales to other operating segments	251	267
Sub total	91,753	98,512
Nidec Copal
Net sales to external customers	29,992	31,259
Net sales to other operating segments	1,742	14,195
Sub total	31,734	45,454
Nidec Techno Motor
Net sales to external customers	41,971	42,738
Net sales to other operating segments	3,405	3,718
Sub total	45,376	46,456
Nidec Motor
Net sales to external customers	145,731	165,221
Net sales to other operating segments	171	920
Sub total	145,902	166,141
Nidec Motors & Actuators
Net sales to external customers	124,490	184,970
Net sales to other operating segments	15,698	16,894
Sub total	140,188	201,864
All Others
Net sales to external customers	136,334	137,587
Net sales to other operating segments	101,235	135,868
Sub total	237,569	273,455
Total
Net sales to external customers	753,608	896,076
Net sales to other operating segments	272,080	366,984
Adjustments (*)	158	(723)
Intersegment elimination	(272,080)	(366,984)
Consolidated total (net sales)	¥753,766	¥895,353

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the nine months ended December 31
	2014	2015
Operating income or loss:
Nidec Corporation	¥10,471	¥13,765
Nidec Electronics (Thailand)	11,134	12,276
Nidec Singapore	783	821
Nidec (H.K.)	429	822
Nidec Sankyo	8,941	11,734
Nidec Copal	222	1,622
Nidec Techno Motor	5,342	3,672
Nidec Motor	8,666	11,036
Nidec Motors & Actuators	13,157	17,859
All Others	26,433	24,826
Total	85,578	98,433
Adjustments (*)	(4,851)	(4,443)
Consolidated total	¥80,727	¥93,990

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥50,947 million, or 38.5%, from ¥132,290 million for the nine months ended December 31, 2014 to ¥183,237 million for the nine months ended December 31, 2015. This increase was primarily due to an increase in sales of other small precision motors and an increase in demand of electric power steering motors, in addition to the positive effects of the depreciation of the Japanese yen against the U.S. dollar. Net sales to external customers of Nidec Corporation increased ¥1,845 million, or 8.6%, from ¥21,420 million for the nine months ended December 31, 2014 to ¥23,265 million for the nine months ended December 31, 2015. Operating income of Nidec Corporation increased ¥3,294 million, or 31.5%, from ¥10,471 million for the nine months ended December 31, 2014 to ¥13,765 million for the nine months ended December 31, 2015. This increase was primarily due to the increase in sales, despite an increase in research and development expenses.

Net sales of Nidec Electronics (Thailand) increased ¥10,752 million, or 11.9%, from ¥90,412 million for the nine months ended December 31, 2014 to ¥101,164 million for the nine months ended December 31, 2015. This increase was primarily due to the positive effects of the depreciation of the Thai baht against the U.S. dollar and of the depreciation of Japanese yen against the Thai baht. Operating income of Nidec Electronics (Thailand) increased ¥1,142 million, or 10.3%, from ¥11,134 million for the nine months ended December 31, 2014 to ¥12,276 million for the nine months ended December 31, 2015.This increase was primarily due to the increase in sales and our efforts to reduce costs through the promotion of in-house production.

Net sales of Nidec Singapore increased ¥6,614 million, or 13.6%, from ¥48,767 million for the nine months ended December 31, 2014 to ¥55,381 million for the nine months ended December 31, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Singapore increased ¥38 million, or 4.9%, from ¥783 million for the nine months ended December 31, 2014 to ¥821 million for the nine months ended December 31, 2015. This increase was primarily due to the increase in sales and decreases in service fee to All Others segment and depreciation.

Net sales of Nidec (H.K.) increased ¥29,699 million, or 48.1%, from ¥61,697 million for the nine months ended December 31, 2014 to ¥91,396 million for the nine months ended December 31, 2015. This increase was primarily due to an increase in sales of other small precision motors and the positive effects of the depreciation of the Japanese yen against the Hong Kong dollar and the Chinese yuan, despite a decrease in demand for hard disk drives spindle motors. Operating income of Nidec (H.K.) increased ¥393 million, or 91.6%, from ¥429 million for the nine months ended December 31, 2014 to ¥822 million for the nine months ended December 31, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Sankyo increased ¥6,759 million, or 7.4%, from ¥91,753 million for the nine months ended December 31, 2014 to ¥98,512 million for the nine months ended December 31, 2015. This increase was primarily due to an increase in sales of LCD panel handling robots and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥2,793 million, or 31.2%, from ¥8,941 million for the nine months ended December 31, 2014 to ¥11,734 million for the nine months ended December 31, 2015. This increase was primarily due to our efforts to reduce cost of products sold, in addition to the increase in sales.

Net sales of Nidec Copal increased ¥13,720 million, or 43.2%, from ¥31,734 million for the nine months ended December 31, 2014 to ¥45,454 million for the nine months ended December 31, 2015. This increase was primarily due to an increase in sales of other small precision motors and the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in sales of components for compact digital cameras. Operating income of Nidec Copal increased ¥1,400 million from ¥222 million for the nine months ended December 31, 2014 to ¥1,622 million for the nine months ended December 31, 2015. This increase was primarily due to our efforts to lower fixed costs and the positive effect of changes in the product mix, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥1,080 million, or 2.4%, from ¥45,376 million for the nine months ended December 31, 2014 to ¥46,456 million for the nine months ended December 31, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Chinese yuan, despite a decrease in demand for motors for air conditioning equipment in Asia. However, operating income of Nidec Techno Motor decreased ¥1,670 million, or 31.3%, from ¥5,342 million for the nine months ended December 31, 2014 to ¥3,672 million for the nine months ended December 31, 2015. This decrease was primarily due to the higher ratio of fixed costs to net sales resulting from the decrease in demand.

Net sales of Nidec Motor increased ¥20,239 million or 13.9%, from ¥145,902 million for the nine months ended December 31, 2014 to ¥166,141 million for the nine months ended December 31, 2015. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Motor increased ¥2,370 million, or 27.3%, from ¥8,666 million for the nine months ended December 31, 2014 to ¥11,036 million for the nine months ended December 31, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥61,676 million or 44.0%, from ¥140,188 million for the nine months ended December 31, 2014 to ¥201,864 million for the nine months ended December 31, 2015. This increase was primarily due to the contribution of the Nidec GPM group which has been newly consolidated since February 2015, an increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems at the Nidec Elesys group and the positive effect of the depreciation of the Japanese yen against the U.S. dollar and the Chinese yuan. Operating income increased ¥4,702 million, or 35.7%, from ¥13,157 million for the nine months ended December 31, 2014 to ¥17,859 million for the nine months ended December 31, 2015. This increase was primarily due to our efforts to reduce cost of products sold, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥35,886 million, or 15.1%, from ¥237,569 million for the nine months ended December 31, 2014 to ¥273,455 million for the nine months ended December 31, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in sales of other small precision motors, despite a decrease in demand of hard disk drives spindle motors and the general decline of the capital spending. However, operating income decreased ¥1,607 million, or 6.1%, from ¥26,433 million for the nine months ended December 31, 2014 to ¥24,826 million for the nine months ended December 31, 2015.This decrease was primarily due to an increase in depreciation resulting from promotion of capital expenditure, despite the increase in sales.

Accounting Standards

We are considering adopting International Financial Reporting Standards (“IFRS”) from the year ending March 31, 2017 to strengthen and improve the efficiency of financial reporting. We are currently evaluating the details of, and timeline for, the transition.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2015 and December 31, 2015, our working capital decreased from ¥366,067 million to ¥358,684 million, as discussed in more detail below. In an effort to efficiently use our working cash reserves, we continue to make effective use of our cash management systems that we established on a region-by-region basis, where cash is managed and shared among our subsidiaries in each region, including Japan, China and other countries. In addition, we implemented our cash management systems in the previous year to share cash among subsidiaries in the United States and accommodate cash needs between our U.S. and Japanese group companies.

We had cash and cash equivalents of ¥324,931 million as of December 31, 2015, compared to ¥269,902 million as of March 31, 2015. As of December 31, 2015, approximately 89% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows from operating activities, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of December 31, 2015, we had ¥203,190 million of trade notes and accounts payable, ¥121,937 million of short-term borrowings, and ¥191,823 million of long-term debt, including the current portion of long-term debt.

In the nine months ended December 31, 2015, we acquired the following companies.

Company name	Country	Principal Businesses
Motortecnica s.r.l.	Italy	Design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment
SR Drive business of China Tex Mechanical & Electrical Engineering Ltd (Renamed Nidec (Beijing) Drive Technologies Co., Ltd.)	China	Designing, development, manufacturing and marketing of switched reluctance motors and drives for industrial solutions
Arisa, S.A.	Spain	Development, manufacturing, sales and aftermarket services of large-sized servo press machines
KB Electronics, Inc.	United States	Design, manufacture and sales of AC and DC electric motor drives and controls
E.M.G. Elettromeccanica S.r.l.	Italy	Development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation, and household appliances and industrial equipment (brake motors, etc.)
PT. NAGATA OPTO INDONESIA	Indonesia	Glass lens processing

We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, was ¥121,937 million as of December 31, 2015, an increase of ¥69,536 million from ¥52,401 million as of March 31, 2015. This increase was mainly due to an increase in Japanese yen-denominated, U.S. dollar-denominated and Euro-denominated borrowings to meet some of our Japanese yen, U.S. dollar and Euro funding needs. The short-term borrowings as of December 31, 2015 consisted of borrowings denominated in Japanese yen, U.S. dollar and Euro. We had no commercial paper outstanding as of December 31, 2015.

Our current portion of long-term debt was ¥52,495 million as of December 31, 2015, an increase of ¥7,010 million from ¥45,485 million as of March 31, 2015. This increase was mainly due to the reclassification of approximately ¥50,000 million aggregate outstanding principal amount of domestic corporate bonds issued in December 2013, as described below, from long-term debt to current portion of long-term debt, offset in part by repayment of the current portion of U.S. dollar-denominated bank loans, and the exercise of all remaining stock acquisition rights of zero coupon euro yen convertible bonds during the nine months ended December 31, 2015. The current portion of long-term debt as of December 31, 2015 consisted of ¥50,000 million aggregate principal amount of domestic corporate bonds issued in December 2013, and borrowings denominated in U.S. dollars.

Our long-term debt was ¥139,328 million as of December 31, 2015, a decrease of ¥45,284 million from ¥184,612 million as of March 31, 2015. This decrease was mainly due to the reclassification of approximately ¥50,000 million aggregate outstanding principal amount of domestic corporate bonds due 2016 from long-term debt to current portion of long-term debt. The long-term debt as of December 31, 2015 consisted of ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks denominated in yen.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. As of December 31, 2015, we had paid off the U.S. dollar-denominated bank loan we obtained under this program.

In addition, in August 2015, in an effort to reduce financing costs and foreign exchange risks, Nidec India Private Limited, the company’s subsidiary in India, obtained Indian rupee (“Rs.”) -denominated financing from the JBIC. The subsidiary had Rs.70 million of loans outstanding under the program as of December 31, 2015, which were recorded in long-term debt.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this funding approach, we seek to lower our financing costs, maintain sufficient lines of credit and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 3,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2016 and January 26, 2017. We did not repurchase any shares under the plan between January 27, 2016 and January 31, 2016.  On January 26, 2016, our previous share repurchase plan expired. We repurchased an aggregate of 1,539,600 shares for approximately ¥12,096 million between April 1, 2015 and January 26, 2016.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥102,633 million, or 7.6%, from ¥1,357,340 million as of March 31, 2015 to ¥1,459,973 million as of December 31, 2015. The increase in total assets of ¥102,633 million was primarily due to an increase in cash and cash equivalents of ¥55,029 million as described below under “Cash Flows,” an increase in property, plant and equipment of ¥16,700 million as a result of expansion of investment for facilities, and an increase in inventories of ¥15,486 million as a result of increase in sales.

Our total liabilities increased ¥49,999 million, or 8.3%, from ¥604,241 million as of March 31, 2015 to ¥654,240 million as of December 31, 2015. The increase in total liabilities of ¥49,999 million was due to an increase in short-term borrowings of ¥69,536 million primarily because we obtained Japanese yen, U.S. dollar and Euro funds in the nine months ended December 31, 2015. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥38,274 million, due to the repayments on the U.S. dollar-denominated bank loans under the JBIC program and the exercise of all remaining stock acquisition rights of zero coupon euro yen convertible bonds during the nine months ended December 31, 2015.

Our working capital, defined as current assets less current liabilities, decreased ¥7,383 million from ¥366,067 million as of March 31, 2015 to ¥358,684 million as of December 31, 2015.

Our total Nidec Corporation shareholders’ equity increased ¥52,167 million, or 7.0%, from ¥744,972 million as of March 31, 2015 to ¥797,139 million as of December 31, 2015. This increase was primarily due to an increase in retained earnings of ¥47,238 million. The ratio of Nidec Corporation shareholders’ equity to total assets was 54.6% as of December 31, 2015 compared to 54.9% as of March 31, 2015.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥57,356 million from ¥56,082 million for the nine months ended December 31, 2014 to ¥113,438 million for the nine months ended December 31, 2015. The increase in net cash provided by operating activities was primarily due to net positive adjustments of ¥26,607 million for changes in operating assets and liabilities and an increase in consolidated net income of ¥12,033 million.

For the nine months ended December 31, 2015, we had ¥113,438 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥71,903 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥17,054 million, which consisted of an increase in operating assets of ¥26,986 million and an increase in operating liabilities of ¥9,932 million. Operating assets increased as of December 31, 2015 compared to March 31, 2015 primarily due to an increase in sales.

For the nine months ended December 31, 2014, we had ¥56,082 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥59,870 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥43,661 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥53,547 million and an increase in operating liabilities of ¥9,886 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of December 31, 2014 compared to March 31, 2014.

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥38,957 million from ¥40,334 million for the nine months ended December 31, 2014 to ¥79,291 million for the nine months ended December 31, 2015. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥25,780 million and an increase in acquisitions of business, net of cash acquired of ¥9,711 million.

For the nine months ended December 31, 2015, we had ¥79,291 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥66,856 million.

For the nine months ended December 31, 2014, we had ¥40,334 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥41,076 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥27,773 million for the nine months ended December 31, 2015, while net cash used in financing activities was ¥11,510 million for the nine months ended December 31, 2014.

For the nine months ended December 31, 2015, we had ¥27,773 million of net cash inflows from financing activities due to an increase in short-term borrowings of ¥69,182 million partially offset by repayments of long-term debt of ¥23,818 million and dividends paid to shareholders of Nidec Corporation of ¥23,690 million.

For the nine months ended December 31, 2014, we had ¥11,510 million of net cash outflows from financing activities due to repayments of long-term debt of ¥28,833 million and dividends paid to shareholders of Nidec Corporation of ¥15,859 million, partially offset by an increase in short-term borrowings of ¥34,180 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥55,029 million from ¥269,902 million as of March 31, 2015 to ¥324,931 million as of December 31, 2015. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen and Euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2015	December 31, 2015
Current assets:
Cash and cash equivalents	¥269,902	¥324,931
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥830 million on March 31, 2015 and ¥783 million on December 31, 2015
Notes	15,221	21,827
Accounts	222,396	230,017
Inventories
Finished goods	75,398	86,465
Raw materials	51,182	55,199
Work in progress	39,187	40,208
Supplies and other	5,107	4,488
Other current assets	50,622	51,972
Total current assets	729,015	815,107

Marketable securities and other securities investments	21,516	18,727
Investments in and advances to affiliated companies	2,167	1,937
	23,683	20,664
Property, plant and equipment:
Land	47,427	47,903
Buildings	189,742	194,286
Machinery and equipment	430,019	464,419
Construction in progress	33,831	34,154
	701,019	740,762
Less - Accumulated depreciation	(358,897)	(381,940)
	342,122	358,822
Goodwill	162,959	168,483
Other non-current assets, net of allowance for doubtful accounts of ¥465 million on March 31, 2015 and ¥459 million on December 31, 2015	99,561	96,897
Total assets	¥1,357,340	¥1,459,973

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2015	December 31, 2015
Current liabilities:
Short-term borrowings	¥52,401	¥121,937
Current portion of long-term debt	45,485	52,495
Trade notes and accounts payable	194,998	203,190
Accrued expenses	33,375	32,652
Other current liabilities	36,689	46,149
Total current liabilities	362,948	456,423

Long-term liabilities:
Long-term debt	184,612	139,328
Accrued pension and severance costs	19,576	19,151
Other long-term liabilities	37,105	39,338
Total long-term liabilities	241,293	197,817

Contingencies (Note12)
Equity:
Common stock authorized: 960,000,000 shares issued: 294,108,416 shares on March 31, 2015 and 298,142,234 shares on December 31, 2015	77,071	87,784
Additional paid-in capital	105,459	116,108
Retained earnings	427,641	474,879
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	131,332	117,311
Net unrealized gains and losses on securities	7,412	5,538
Net gains and losses on derivative instruments	(1,072)	(1,651)
Pension liability adjustments	(2,844)	(2,791)

Treasury stock, at cost: 9,636 shares on March 31, 2015 and 10,881 shares on December 31, 2015	(27)	(39)
Total Nidec Corporation shareholders’ equity	744,972	797,139
Noncontrolling interests	8,127	8,594
Total equity	753,099	805,733
Total liabilities and equity	¥1,357,340	¥1,459,973

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2014	2015

Net sales	¥753,766	¥895,353
Operating expenses:
Cost of products sold	575,745	690,915
Selling, general and administrative expenses	63,705	70,741
Research and development expenses	33,589	39,707
	673,039	801,363
Operating income	80,727	93,990
Other income (expense):
Interest and dividend income	1,673	1,303
Interest expense	(1,067)	(1,164)
Foreign exchange gain, net	2,581	2,010
Gain from marketable securities, net	68	946
Other, net	(2,673)	(2,728)
	582	367
Income before income taxes	81,309	94,357
Income taxes	(21,465)	(22,458)
Equity in net income of affiliated companies	26	4
Consolidated net income	59,870	71,903
Less: Net income attributable to noncontrolling interests	(1,839)	(975)
Net income attributable to Nidec Corporation	¥58,031	¥ 70,928

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥209.27	¥238.91
Diluted	196.36	237.75
Cash dividends paid	¥57.50	¥80.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2014	2015

Consolidated net income	¥59,870	¥71,903
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	86,931	(14,426)
Net unrealized gains and losses on securities	2,435	(1,874)
Net gains and losses on derivative instruments	(1,055)	(579)
Pension liability adjustments	169	78
Total other comprehensive income (loss)	88,480	(16,801)
Total comprehensive income (loss)	148,350	55,102
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,738)	(595)
Comprehensive income (loss) attributable to Nidec Corporation	¥145,612	¥54,507

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2014	2015

Net sales	¥264,255	¥308,001
Operating expenses:
Cost of products sold	202,668	237,857
Selling, general and administrative expenses	21,371	23,698
Research and development expenses	11,412	14,286
	235,451	275,841
Operating income	28,804	32,160
Other income (expense):
Interest and dividend income	553	407
Interest expense	(326)	(374)
Foreign exchange gain (loss), net	2,146	(412)
Gain from marketable securities, net	62	26
Other, net	(1,468)	(839)
	967	(1,192)
Income before income taxes	29,771	30,968
Income taxes	(8,277)	(7,246)
Equity in net income (loss) of affiliated companies	9	(1)
Consolidated net income	21,503	23,721
Less: Net income attributable to noncontrolling interests	(185)	(401)
Net income attributable to Nidec Corporation	¥21,318	¥23,320

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥76.05	¥78.22
Diluted	71.42	78.22
Cash dividends paid	¥30.00	¥40.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2014	2015

Consolidated net income	¥21,503	¥23,721
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	55,470	115
Net unrealized gains and losses on securities	1,071	510
Net gains and losses on derivative instruments	(864)	62
Pension liability adjustments	60	101
Total other comprehensive income (loss)	55,737	788
Total comprehensive income (loss)	77,240	24,509
Less: Comprehensive (income) loss attributable to noncontrolling interests	(635)	(510)
Comprehensive income (loss) attributable to Nidec Corporation	¥76,605	¥ 23,999

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2014	2015

Cash flows from operating activities:
Consolidated net income	¥59,870	¥71,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,295	50,496
Gain from marketable securities, net	(68)	(946)
Gain from sales, disposal or impairment of property, plant and equipment	(282)	(237)
Deferred income taxes	6,463	4,034
Equity in net income of affiliated companies	(26)	(4)
Foreign currency adjustments	(601)	983
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(27,153)	(12,710)
Increase in inventories	(26,394)	(14,276)
Increase in notes and accounts payable	11,755	10,837
Decrease in accrued income taxes	(1,869)	(905)
Other	(4,908)	4,263
Net cash provided by operating activities	56,082	113,438

Cash flows from investing activities:
Additions to property, plant and equipment	(41,076)	(66,856)
Proceeds from sales of property, plant and equipment	2,348	1,184
Purchases of marketable securities	(5)	(506)
Proceeds from sales or redemption of marketable securities	46	1,313
Acquisitions of business, net of cash acquired	-	(9,711)
Other	(1,647)	(4,715)
Net cash used in investing activities	(40,334)	(79,291)

Cash flows from financing activities:
Increase in short-term borrowings	34,180	69,182
Proceeds from issuance of long-term debt	76	6,548
Repayments of long-term debt	(28,833)	(23,818)
Purchases of treasury stock	(93)	(34)
Payments for additional investments in subsidiaries	(248)	(98)
Dividends paid to shareholders of Nidec Corporation	(15,859)	(23,690)
Other	(733)	(317)
Net cash (used in) provided by financing activities	(11,510)	27,773

Effect of exchange rate changes on cash and cash equivalents	36,589	(6,891)
Net increase in cash and cash equivalents	40,827	55,029
Cash and cash equivalents at beginning of period	247,740	269,902
Cash and cash equivalents at end of period	¥288,567	¥324,931

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2015 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2015, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2015, included on Form 20-F.

Certain reclassifications and retrospective adjustment in the consolidated balance sheet as of March 31, 2015 and the consolidated statements of cash flows for the nine months ended December 31, 2014 have been made to conform to the presentation used for the nine and three months ended December 31, 2015.

Pursuant to ASC 805 “Business Combinations,” valuation of the fair values of the assets acquired and the liabilities assumed involves retrospective adjustment of the previous year’s consolidated financial statements. For more information see Note 3.

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205“Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Recent Accounting Pronouncements to be adopted in future periods

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)" Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” to defer the effective dates of the new standard by one year. As a result of the issuance, the new standard is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted but not before the original effective date of December 15, 2016. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments" ASU 2015-16 eliminates the requirement to retrospectively account for adjustments made to provisional amounts during the measurement period recognized in a business combination to simplify the accounting for those adjustments. Under the new standard, an acquirer should recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date, should be recorded in the same period’s financial statements. ASU No. 2015-16 is effective for annual and interim periods beginning after December 15, 2015, and applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update. Early application is permitted for financial statements that have not been issued. NIDEC is currently evaluating the potential impact from adopting ASU 2015-16 on its consolidated financial position, results of operations and liquidity.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by ASU 2015-17. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. NIDEC is currently evaluating the potential impact from adopting ASU 2015-17 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" Under the new standard, equity investments are required in principle to be measured at fair value with changes in fair value recognized in net income. However, equity investments without readily determinable fair values are allowed to be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and, in that case, required to assess for impairment qualitatively at each reporting period. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. Early application is permitted for financial statements that have not been issued. NIDEC is currently evaluating the potential impact from adopting ASU 2016-01 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On May 15, 2015, NIDEC acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery for cash of ¥1,897 million from its founding family, in order to strengthen its service business and expand in the generators market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On June 2, 2015, NIDEC additionally acquired a certain amount of the voting rights in Sejin Electron (Hong Kong) Co., Limited, a Chinese company, which consists of manufacture and marketing of automotive parts and appliance motors for cash of ¥424 million from Sejin Electron Inc., in order to strengthen its manufacturing capacity and expand in the automotive and appliance market. As a result of the acquisition, its voting rights in Sejin Electron (HK) increased from 50.0% to 100.0%. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On July 31, 2015, NIDEC acquired the switched reluctance (SR) motor and drive business of China Tex Mechanical & Electrical Engineering Ltd. a Chinese company, which consists of design, development, manufacture and marketing of SR motors and drives for cash of ¥513 million, in order to start manufacturing and developing SR motors and drives in China, which is a significant step forward in enhancing its presence in the industrial solution products market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On August 24, 2015, NIDEC acquired all of the voting rights in Arisa, S.A., a Spanish company, which consists of development, manufacturing, sales and aftermarket services of large-sized servo press machines for cash of ¥3,878 million from its founding family, in order to effectively supplement the Company’s overall press machine business and enhance the Company’s brand exposure to the European automotive industry. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

On August 31, 2015, NIDEC acquired all of the voting rights in KB Electronics, Inc., a US company, which consists of design, manufacture and sales of AC and DC electric motor drives and controls for cash of ¥3,623 million from its founding family, in order to add KB drives and controls into our product portfolio and expand our ability to provide packaged solutions to customers who want to pair a simple AC input variable speed control with a motor. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On September 1, 2015, NIDEC acquired the business of E.M.G. Elettromeccanica S.r.l., an Italian company, which consists of development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation as well as household appliances and industrial equipment (brake motors, etc.) for cash of ¥931 million, in order to draw on its core strengths and gain a strong foothold in the world market for commercial and residential solutions, including motors for pumps used in swimming pools and spas and enrich our product lines and improving our production efficiency as well as further enhance its inter-group procurement synergies necessary to bring NIDEC to the leadership position in the European commercial equipment market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On September 8, 2015, NIDEC acquired all of the voting rights in PT. NAGATA OPTO INDONESIA, an Indonesian company, which consists of processing of glass lenses for cash of ¥212 million from its founding family, in order to grow its automotive lens unit business further by strengthening production capacity through active capital investment to meet growing market demand and improve profitability by gaining in-house production capabilities of glass lenses. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the previous year and the three months ended June 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt) in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, NIDEC completed its valuation of such assets and liabilities of Nidec GPM GmbH.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The effects of the adjustments for each consolidated financial statement were as follows:

Consolidated balance sheet as of March 31, 2015

Current assets ¥(1,499) million, property, plant and equipment ¥3,144 million, goodwill ¥(9,471) million, intangible assets ¥9,972 million, other noncurrent assets ¥55 million, liability ¥2,400 million and equity ¥(199) million.

Of intangible assets, Trademark of ¥3,156 million is not subject to amortization. The remaining intangible assets are subject to amortization and consist of customer relationships of ¥3,647 million, developed technologies of ¥3,169 million. NIDEC has estimated the weighted average amortization period for the customer relationships and developed technologies to be 20 years and 15 years, respectively.

Consolidated statement of income for the year ended March 31, 2015

Operating income ¥(279) million, income before income taxes ¥(279) million and net income attributable to Nidec Corporation ¥(201) million.

Consolidated statement of income for the three months ended June 30, 2015

Operating income ¥(316) million, income before income taxes ¥(350) million and net income attributable to Nidec Corporation ¥(401) million.

In addition, NIDEC has been evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of companies executed in the fiscal year ending March 31, 2016. Assets and liabilities which are currently under evaluaton have been recorded on NIDEC’s consolidated balance sheet based on preliminary management estimation as of December 31, 2015. With regard to assets and liabilities of which fair value evaluation is completed, consolidated financial statements for the six months ended September 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of fair value. These evaluations do not have material impacts on NIDEC’s consolidated financial position, results of operations or liquidity.

4. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the nine months ended December 31, 2015 are as follows:

Yen in millions
Balance as of April 1, 2015
Goodwill	¥162,959

Acquisition	5,387
Translation adjustments and Others	137

Balance as of December 31, 2015
Goodwill	¥168,483

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31, 2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥15,652	¥3,485	¥12,167
Customer relationships	58,881	13,934	44,947
Software	21,659	10,979	10,680
Other	7,608	3,734	3,874
Total	¥103,800	¥32,132	¥71,668

	Yen in millions
	December 31, 2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥15,695	¥4,372	¥11,323
Customer relationships	59,171	16,838	42,333
Software	23,766	12,182	11,584
Other	7,573	3,973	3,600
Total	¥106,205	¥37,365	¥68,840

Total amortization of intangible assets for the years ended March 31, 2015 and for the nine months ended December 31, 2015 amounted to ¥7,206 million and ¥6,301 million, respectively.

Total indefinite lived intangible assets amounted to ¥12,262 million and ¥12,233 million as of March 31, 2015 and December 31, 2015, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,630	¥11,423	¥-	¥19,053
Debt securities	330	-	-	330

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,360	¥11,425	¥-	¥19,785

Securities not practicable to estimate fair value
Equity securities	¥1,733

	Yen in millions
	December 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,323	¥8,520	¥1	¥15,842
Debt securities	290	-	-	290

Held-to-maturity
Japanese government debt securities	901	3	-	904
	¥8,514	¥8,523	¥1	¥17,036

Securities not practicable to estimate fair value
Equity securities	¥1,694

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,874 million during the nine months ended December 31, 2015, and increased by ¥3,227 million during the year ended March 31, 2015.

Proceeds from sales or redemption of marketable securities were ¥34 million and ¥37 million for the three months ended December 31, 2014 and 2015, respectively. On those sales or redemption, gross realized gains were ¥17 million and gross realized losses did not occur for the three months ended December 31, 2014. Gross realized gains were ¥22 million and gross realized losses did not occur for the three months ended December 31, 2015.

Proceeds from sales or redemption of marketable securities were ¥48 million and ¥1,313 million for the nine months ended December 31, 2014 and 2015, respectively. On those sales or redemption, gross realized gains were ¥23 million and gross realized losses did not occur for the nine months ended December 31, 2014. Gross realized gains were ¥943 million and gross realized losses were ¥0 million for the nine months ended December 31, 2015.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables present the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

Yen in millions
March 31, 2015
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥-	¥-	¥-	¥-
Debt securities	-	-	-	-
	¥-	¥-	¥-	¥-

	Yen in millions
	December 31, 2015
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥114	¥1	¥-	¥-
Debt securities	-	-	-	-
	¥114	¥1	¥-	¥-

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, if the fair value is significantly below the original cost for an extended period of time, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary and the impaired amount is recognized as a realized loss. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the impaired amount is recognized as a realized loss when specific factors indicate the decline in the fair value is other-than-temporary.

As of December 31, 2015 and March 31, 2015, held-to-maturity securities of ¥901 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2014 and 2015 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2014:
Balance at March 31, 2014	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income	58,031	1,839	59,870
Other comprehensive income (loss):
Foreign currency translation adjustments	86,036	895	86,931
Net unrealized gains and losses on securities	2,419	16	2,435
Net gains and losses on derivative instruments	(1,055)	-	(1,055)
Pension liability adjustments	181	(12)	169
Total other comprehensive income (loss)	87,581	899	88,480
Total comprehensive income (loss)	145,612	2,738	148,350
Conversion of convertible bond	2,890	-	2,890
Purchase of treasury stock	(93)	-	(93)
Change in ownership of subsidiaries in connection with share exchange transaction	17,135	(17,135)	-
Dividends paid to shareholders of Nidec Corporation	(15,859)	-	(15,859)
Dividends paid to noncontrolling interests	-	(595)	(595)
Capital transaction with consolidated subsidiaries and other	(790)	4	(786)
Balance at December 31, 2014	¥666,866	¥7,834	¥674,700

For the nine months ended December 31, 2015:
Balance at March 31, 2015	¥744,972	¥8,127	¥753,099
Comprehensive income (loss):
Net income	70,928	975	71,903
Other comprehensive income (loss):
Foreign currency translation adjustments	(14,021)	(405)	(14,426)
Net unrealized gains and losses on securities	(1,874)	-	(1,874)
Net gains and losses on derivative instruments	(579)	-	(579)
Pension liability adjustments	53	25	78
Total other comprehensive income (loss)	(16,421)	(380)	(16,801)
Total comprehensive income (loss)	54,507	595	55,102
Conversion of convertible bond	21,368	-	21,368
Purchase of treasury stock	(34)	-	(34)
Dividends paid to shareholders of Nidec Corporation	(23,690)	-	(23,690)
Dividends paid to noncontrolling interests	-	(67)	(67)
Capital transaction with consolidated subsidiaries and other	16	(61)	(45)
Balance at December 31, 2015	¥797,139	¥8,594	¥805,733

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the nine months ended December 31, 2014:
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378
Other comprehensive income (loss) before reclassifications	85,980	2,434	(1,050)	232	87,596
Amounts reclassified from accumulated other comprehensive income (loss)	56	(15)	(5)	(51)	(15)
Net change during the current period other comprehensive income (loss)	86,036	2,419	(1,055)	181	87,581
Balance at December 31, 2014	140,576	6,604	(1,079)	(142)	145,959

For the nine months ended December 31, 2015:
Balance at March 31, 2015	131,332	7,412	(1,072)	(2,844)	134,828
Other comprehensive income (loss) before reclassifications	(13,935)	(1,235)	(1,681)	115	(16,736)
Amounts reclassified from accumulated other comprehensive income (loss)	(86)	(639)	1,102	(62)	315
Net change during the current period other comprehensive income (loss)	(14,021)	(1,874)	(579)	53	(16,421)
Balance at December 31, 2015	117,311	5,538	(1,651)	(2,791)	118,407

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the nine months ended December 31, 2014:
Foreign currency translation adjustments	56	Other, net
	-	Income taxes
	56	Consolidated net income
	-	Net income attributable to noncontrolling interests
	56	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(23)	Gain from marketable securities, net
	8	Income taxes
	(15)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(15)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	(8)	Cost of products sold, Interest expense
	3	Income taxes
	(5)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(5)	Net income attributable to Nidec Corporation

Pension liability adjustments	(105)	*2
	42	Income taxes
	(63)	Consolidated net income
	12	Net income attributable to noncontrolling interests
	(51)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(15)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the nine months ended December 31, 2015:
Foreign currency translation adjustments	(86)	Other, net
	-	Income taxes
	(86)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(86)	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(943)	Gain from marketable securities, net
	304	Income taxes
	(639)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(639)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	1,777	Cost of products sold, Interest expense
	(675)	Income taxes
	1,102	Consolidated net income
	-	Net income attributable to noncontrolling interests
	1,102	Net income attributable to Nidec Corporation

Pension liability adjustments	(62)	*2
	25	Income taxes
	(37)	Consolidated net income
	(25)	Net income attributable to noncontrolling interests
	(62)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	315

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended December 31, 2014:
Foreign currency translation adjustments	-	Other, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(17)	Gain from marketable securities, net
	6	Income taxes
	(11)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(11)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	121	Cost of products sold, Interest expense
	(46)	Income taxes
	75	Consolidated net income
	-	Net income attributable to noncontrolling interests
	75	Net income attributable to Nidec Corporation

Pension liability adjustments	(24)	*2
	11	Income taxes
	(13)	Consolidated net income
	(3)	Net income attributable to noncontrolling interests
	(16)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	48

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended December 31, 2015:
Foreign currency translation adjustments	45	Other, net
	-	Income taxes
	45	Consolidated net income
	-	Net income attributable to noncontrolling interests
	45	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(23)	Gain from marketable securities, net
	8	Income taxes
	(15)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(15)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	662	Cost of products sold, Interest expense
	(253)	Income taxes
	409	Consolidated net income
	-	Net income attributable to noncontrolling interests
	409	Net income attributable to Nidec Corporation

Pension liability adjustments	(22)	*2
	8	Income taxes
	(14)	Consolidated net income
	(37)	Net income attributable to noncontrolling interests
	(51)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	388

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Current portion of long-term debt:

Detail of Euro Yen denominated zero coupon convertible bonds due 2015 is as follows;

	Yen in millions
	March 31, 2015	December 31, 2015
Principal amount	¥21,445	¥-
Unamortized premium	10	-
Total	¥21,455	¥-

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which were listed at Singapore Stock Exchange, were issued on September 21, 2010, and were redeemable at 100% of principal amount on September 18, 2015 (maturity date).

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of potential shares based on conversion options associated with the convertible bonds is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular.

The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

During the six months ended September 30, 2015, the bonds as of March 31, 2015 had been fully converted into common stock due to exercises of stock acquisition rights, which led to the allocation of treasury stock and issuances of new shares. The exercises of stock acquisition rights are a non-cash financing activity.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2014 and 2015 were as follows:

	Yen in millions
	For the nine months ended December 31
	2014	2015
Net periodic pension cost for defined benefit plans:
Service cost	¥1,207	¥1,219
Interest cost	755	698
Expected return on plan assets	(755)	(894)
Amortization of net actuarial loss	80	151
Amortization of prior service credit	(132)	(127)
Net periodic pension cost for defined benefit plans	1,155	1,047
Cost for multiemployer pension plans	128	109
Cost for defined contribution plans	¥2,039	¥2,442

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2014 and 2015 were as follows:

	Yen in millions
	For the three months ended December 31
	2014	2015
Net periodic pension cost for defined benefit plans:
Service cost	¥408	¥382
Interest cost	156	227
Expected return on plan assets	(263)	(298)
Amortization of net actuarial loss	27	49
Amortization of prior service credit	(46)	(42)
Net periodic pension cost for defined benefit plans	282	318
Cost for multiemployer pension plans	42	26
Cost for defined contribution plans	¥794	¥801

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the nine months ended December 31, 2014 and 2015:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the nine months ended December 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥58,031	277,304	¥209.27
Effect of dilutive securities: Zero coupon convertible bonds	(46)	17,995
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥57,985	295,299	¥196.36
For the nine months ended December 31, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥70,928	296,877	¥238.91
Effect of dilutive securities: Zero coupon convertible bonds	(3)	1,441
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥70,925	298,318	¥237.75

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended December 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥21,318	280,307	¥76.05
Effect of dilutive securities: Zero coupon convertible bonds	(16)	17,942
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥21,302	298,249	¥71.42
For the three months ended December 31, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥23,320	298,132	¥78.22
Effect of dilutive securities: Zero coupon convertible bonds	-	-
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥23,320	298,132	¥78.22

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

11. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 36.0% and 33.0% for the nine months ended December 31, 2014 and 2015, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Nine months ended December 31
	2014	2015
Statutory tax rate	36.0%	33.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.0)	(12.6)
Tax on undistributed earnings	2.5	2.8
Valuation allowance	(0.2)	(0.9)
Liabilities for unrecognized tax benefits	0.3	0.1
Withholding taxes paid to foreign tax jurisdictions	1.7	1.5
Other	0.1	(0.1)
Estimated effective income tax rate	26.4%	23.8%

The effective income tax rate decreased approximately 2.6 percentage points from 26.4% for the nine months ended December 31, 2014 to 23.8% for the nine months ended December 31, 2015.

12. Contingencies:

NIDEC has guaranteed approximately ¥291 million of lease contracts for customers in connection with the purchase for NIDEC’s products at December 31, 2015. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥10,231 million as of December 31, 2015, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2015	December 31, 2015
Foreign exchange forward contracts	¥21,746	¥13,536
Interest rate swap agreements	10,014	-
Commodity futures	4,929	4,652

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2015	December 31, 2015
Foreign exchange forward contracts	¥1,321	¥1,151

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	December 31, 2015
Foreign exchange forward contracts	Other current assets	¥8	¥ 1
Commodity futures	Other current assets	47	-

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	December 31, 2015
Foreign exchange forward contracts	Other current liabilities	¥1,584	¥2,160
Interest rate swap agreements	Other current liabilities	12	-
Commodity futures	Other current liabilities	324	610

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	December 31, 2015
Foreign exchange forward contracts	Other current liabilities	¥142	¥60

The effect of derivative instruments on the consolidated statements of income for the nine months ended December 31, 2014 and 2015

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income (loss)

	Yen in millions
	For the nine months ended December 31
	2014	2015
Foreign exchange forward contracts	¥(972)	¥(366)
Interest rate swap agreements	7	4
Commodity futures	(90)	(217)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2014	2015
Foreign exchange forward contracts	Cost of sales	¥73	¥(724)
Interest rate swap agreements	Interest expense	(0)	(4)
Commodity futures	Cost of sales	(68)	(374)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the nine months ended December 31, 2015.

A net gain (loss) of ¥(1,348) million in accumulated other comprehensive income (loss) at December 31, 2015 is expected to be reclassified into earnings (losses) within the next 12 months.

As of December 31, 2015, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2014	2015
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥(185)	¥215
Currency option contracts	Foreign exchange gain (loss), net	(4)	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The effect of derivative instruments on the consolidated statements of income for the three months ended December 31, 2014 and 2015

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended December 31
	2014	2015
Foreign exchange forward contracts	¥(721)	¥108
Interest rate swap agreements	2	-
Commodity futures	(145)	(46)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended December 31
		2014	2015
Foreign exchange forward contracts	Cost of sales	¥(41)	¥(284)
Interest rate swap agreements	Interest expense	5	(2)
Commodity futures	Cost of sales	(39)	(123)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended December 31, 2015.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended December 31
		2014	2015
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥(45)	¥54
Currency option contracts	Foreign exchange gain (loss), net	(3)	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following tables provide information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2015	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥19,383	¥19,053	¥330	-
Derivatives	55	47	8	-
Total assets:	¥19,438	¥19,100	¥338	-
Liabilities:
Derivatives	¥2,062	¥324	¥1,738	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2015	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,132	¥15,842	¥290	-
Derivatives	1	-	1	-
Total assets:	¥16,133	15,842	¥291	-
Liabilities:
Derivatives	¥2,830	¥610	¥2,220	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2015
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥269,902	¥269,902
Short-term investments	2	2
Long-term investments	160	160
Short-term loan receivable	171	171
Long-term loan receivable	42	41
Short-term borrowings	(52,401)	(52,401)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(55,161)	(55,099)
Bonds including the current portion	¥(171,455)	¥(183,687)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	December 31, 2015
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥324,931	¥324,931
Short-term investments	215	215
Long-term investments	40	40
Short-term loan receivable	49	49
Long-term loan receivable	146	148
Short-term borrowings	(121,937)	(121,937)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(33,717)	(33,752)
Bonds including the current portion	¥(150,000)	¥(151,476)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from December 31, 2015 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on the quoted market price for NIDEC bond instruments in markets that are not active.

The carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

15. Segment data:

(1) Enterprise-wide information

The following table provides product information for the nine months ended December 31, 2014 and 2015:

	Yen in millions
	For the nine months ended December 31
	2014	2015
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥148,737	¥162,454
Other small precision motors	146,346	189,623
Sub-total	295,083	352,077
Automotive, appliance, commercial and industrial products	333,270	411,031
Machinery	71,133	79,138
Electronic and optical components	49,204	49,264
Others	5,076	3,843
Consolidated total	¥753,766	¥895,353

The following table provides product information for the three months ended December 31, 2014 and 2015:

	Yen in millions
	For the three months ended December 31
	2014	2015
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥55,304	¥55,648
Other small precision motors	49,471	73,916
Sub-total	104,775	129,564
Automotive, appliance, commercial and industrial products	114,892	134,846
Machinery	26,111	25,556
Electronic and optical components	16,705	16,736
Others	1,772	1,299
Consolidated total	¥264,255	¥308,001

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments

NIDEC has changed NIDEC’s segment reporting so that it is in line with current acquisitions and the changes in materiality. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment, and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the nine months ended December 31, 2014, and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America, Latin America, Japan and Asia, which primarily produce and sell automotive products. This segment also includes the Nidec GPM group which was newly consolidated since February 2015.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K.), Nidec Motor and Nidec Motors & Actuators. Therefore, NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. NIDEC’s segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the nine months ended December 31, 2014 and 2015, respectively:

Business segment

	Yen in millions
	For the nine months ended December 31
	2014	2015
Net sales to external customers:
Nidec Corporation	¥21,420	¥23,265
Nidec Electronics (Thailand)	53,329	67,689
Nidec Singapore	48,124	54,735
Nidec (H.K.)	60,715	90,367
Nidec Sankyo	91,502	98,245
Nidec Copal	29,992	31,259
Nidec Techno Motor	41,971	42,738
Nidec Motor	145,731	165,221
Nidec Motors & Actuators	124,490	184,970
All Others	136,334	137,587
Total	753,608	896,076
Adjustments*1	158	(723)
Consolidated total	¥753,766	¥895,353

*1 Adjustments are primarily U.S. GAAP adjustments related to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended December 31
	2014	2015
Net sales to external customers:
Nidec Corporation	¥7,337	¥7,554
Nidec Electronics (Thailand)	20,433	24,011
Nidec Singapore	18,130	18,959
Nidec (H.K.)	21,163	43,345
Nidec Sankyo	30,946	32,636
Nidec Copal	9,942	8,820
Nidec Techno Motor	13,041	12,914
Nidec Motor	51,463	55,097
Nidec Motors & Actuators	43,407	61,441
All Others	47,411	43,202
Total	263,273	307,979
Adjustments*1	982	22
Consolidated total	¥264,255	¥308,001

*1 Adjustments are primarily U.S. GAAP adjustments related to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

	Yen in millions
	For the nine months ended December 31
	2014	2015
Net sales to other operating segments:
Nidec Corporation	¥110,870	¥159,972
Nidec Electronics (Thailand)	37,083	33,475
Nidec Singapore	643	646
Nidec (H.K.)	982	1,029
Nidec Sankyo	251	267
Nidec Copal	1,742	14,195
Nidec Techno Motor	3,405	3,718
Nidec Motor	171	920
Nidec Motors & Actuators	15,698	16,894
All Others	101,235	135,868
Total	272,080	366,984
Intersegment elimination	¥(272,080)	¥(366,984)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2014	2015
Net sales to other operating segments:
Nidec Corporation	¥39,731	¥70,843
Nidec Electronics (Thailand)	13,559	11,143
Nidec Singapore	293	174
Nidec (H.K.)	313	333
Nidec Sankyo	85	96
Nidec Copal	601	8,763
Nidec Techno Motor	1,127	1,433
Nidec Motor	99	387
Nidec Motors & Actuators	5,292	5,431
All Others	37,430	54,298
Total	98,530	152,901
Intersegment elimination	¥(98,530)	¥(152,901)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2014	2015
Operating income or loss:
Nidec Corporation	¥10,471	¥13,765
Nidec Electronics (Thailand)	11,134	12,276
Nidec Singapore	783	821
Nidec (H.K.)	429	822
Nidec Sankyo	8,941	11,734
Nidec Copal	222	1,622
Nidec Techno Motor	5,342	3,672
Nidec Motor	8,666	11,036
Nidec Motors & Actuators	13,157	17,859
All Others	26,433	24,826
Total	85,578	98,433
Reclassification *1	2,847	3,359
U.S. GAAP adjustments and Others *2	(1,618)	(518)
Consolidation adjustments mainly related to elimination of intersegment income or loss	2,626	3,544
Corporate*3	(8,706)	(10,828)
Consolidated total	¥80,727	¥93,990

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the nine months ended December 31, 2014 and 2015.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the nine months ended December 31, 2014 and 2015.

*3 Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2014	2015
Operating income or loss:
Nidec Corporation	¥3,727	¥6,314
Nidec Electronics (Thailand)	4,193	4,074
Nidec Singapore	281	269
Nidec (H.K.)	175	397
Nidec Sankyo	3,668	4,053
Nidec Copal	255	(99)
Nidec Techno Motor	1,322	1,065
Nidec Motor	2,532	3,613
Nidec Motors & Actuators	5,116	6,796
All Others	9,070	7,689
Total	30,339	34,171

Reclassification *1	862	683
U.S. GAAP adjustments and Others *2	197	(228)
Consolidation adjustments mainly related to elimination of intersegment income or loss	787	1,209
Corporate*3	(3,381)	(3,675)
Consolidated total	¥28,804	¥32,160

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended December 31, 2014 and 2015.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended December 31, 2014 and 2015.

*3 Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

16. Subsequent events

Own share repurchase-

On January 21, 2016, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 3,000,000 shares (1.01% of total number of shares issued excluding treasury stock)
3. Total repurchase amount:	Up to 24 billion yen
4. Period of repurchase:	From January 27, 2016 to January 26, 2017